SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

State Registry (NIRE) No. 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID) (“CSN” or “Company”),  pursuant to Article 157, Paragraph 4, of Law 6404/76, as amended and to the Instruction of the Securities and Exchange Commission (“CVM”) No. 358/02, as amended, informs its shareholders and the market in general that, in exceptional circumstances, it will not make available the Quarterly Statement for the first quarter of 2017 ("1st QS 2017") within the period established by CVM Instruction No. 480/09, due to the review of the accounting treatment agreed for the operation carried out by the Company on November 30, 2015, which resulted in the combination of the mining and related logistics businesses, without modification of its business structure. This review affects the Financial Statements for the fiscal year ended on December 31, 2015 and consequently affects the opening balances of the Financial Statements for the year ended on December 31, 2016 ("FS 2016") and for the 1st QS 2017.

However, considering the duty to inform and act with diligence and transparency, the Company decided to disclose to the market the main operating indicators of the first quarter of 2017, not yet reviewed by our independent auditors, which are not affected by these potential adjustments that may arise as a result of the reviews that are in progress, as follows:

Highlights	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
Steel Sales (Thousand t)	1,246	1,187	1,194	1%	(4%)
- Domestic Market	52%	62%	52%	(10%)	-
- Overseas Subsidiaries	42%	34%	41%	7%	(1%)
- Exports	6%	4%	7%	3%	1%
Average Net Revenue per tonne (R$/t)	2,196	2,495	2,522	1%	15%
Iron Ore Sales (thousand t)¹	8,295	9,191	7,244	(21%)	(13%)
- Domestic Market	13%	14%	19%	5%	6%
- Exports	87%	86%	81%	(5%)	(6%)
Average Net Revenue per tonne (USD/t) (CFR + FOB)[5]	35	53	62	17%	77%
Consolidated Results (R$ million)
Net Revenue	3,844	4,519	4,412	(2%)	15%
Adjusted EBITDA²	733	1,249	1,333	7%	82%
Steel	420	545	610	12%	45%
Mining	283	511	620	21%	119%
Logistics	130	163	137	(16%)	5%
Railways	121	137	123	(10%)	2%
Port	9	26	14	(46%)	56%
Cement	8	2	12	-	50%
Energy	15	17	19	12%	27%
Eliminations	(124)	12	(65)	-	(48%)
Financial Result (R$ million)
Proporcional Financial Result[4]	(968)	(711)	(522)	(27%)	(46%)
Result with Exchange Rate Variation	(329)	14	179	-	-
CAPEX	330	452	189	(58%)	(51%)
Adjusted Net Debt³	26,654	25,831	25,477	(1%)	(4%)
Adjusted Cash Position³	6,572	5,762	5,146	(11%)	(22%)
Net Debt / Adjusted EBITDA²	8.7x	6.3X	5.4x	(0.9x)	(3.3x)

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in CSN Mineração (former “Congonhas Minérios”) as of December 2015. As of December 2015, iron ore volumes include sales to UPV.

2 Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees, other operating income (expenses) and includes the proportional share of EBITDA of the jointly-owned investees MRS Logística and CBSI. Adjusted EBITDA includes the 60% stake in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

³Adjusted net debt and adjusted cash include the 33.27% stake in MRS, 60% in Namisa and 50% in CBSI until November 2015. As of December 2015 these lines include the 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI, and exclude Forfaiting and Debtor Risk operations.

4 The managerial financial result includes the 60% stake in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

5 From 2017, CSN will simultaneously disclose the iron ore price CFR + FOB and, for comparative purposes, we adjusted the previous quarters.

The Company is committed to disclosing the Financial Statements for 2016, as well as the 1st ITR 2017, as soon as possible. The sooner the date for the completion of the work is established, the Company will disclosed it to the market.

São Paulo, May 15, 2017.

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.